Exhibit 12.1

BNSF Railway Company and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	2013[a]	2012[a]	2011[a]	February 13 - December 31, 2010[a]	January 1 - February 12, 2010[a]	2009[a]
Earnings:
Income before income taxes	$6,683	$5,954	$5,220	$3,899	$482	$3,081
Add:
Interest and other fixed charges, excluding capitalized interest	57	55	73	72	16	124
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	188	196	249	225	35	267
Distributed income of investees accounted for under the equity method	7	6	6	5	—	5
Amortization of capitalized interest	2	1	1	—	1	4
Less:
Equity in earnings of investments accounted for under the equity method	14	14	15	15	1	12
Total earnings available for fixed charges	$6,923	$6,198	$5,534	$4,186	$533	$3,469
Fixed charges:
Interest and fixed charges	$86	$79	$93	$85	$17	$142
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	188	196	249	225	35	267
Total fixed charges	$274	$275	$342	$310	$52	$409
Ratio of earnings to fixed charges	25.27x	22.54x	16.18x	13.50x	10.25x	8.48x
a For the periods through February 12, 2010, amounts relate to BNSF Railway Company prior to Merger. For all periods on or after February 13, 2010, amounts relate BNSF Railway after Merger.

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